InterOil Welcomes Oil Search as Partner in Major Gas Field

Experience and Capacity to Deliver Gas More Quickly

PORT MORESBY, Papua New Guinea and SINGAPORE, Feb. 27, 2014 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) ("InterOil") is pleased to welcome Oil Search Limited ("Oil Search") as a partner in the Elk-Antelope fields – the largest undeveloped gas resource in Papua New Guinea. Oil Search has agreed to acquire a 22.835% interest in PRL15 from Pacific LNG Group Companies for a consideration of US$900 million plus further contingent payments.

The new arrangement creates a stable and sustainable partnership to connect the significant PRL 15 gas deposit to the growing demand in Asia. InterOil owns 75.6114% of PRL15 and is in an agreement to sell an interest to Total S.A. The final ownership structure will be agreed with the joint venture participants with InterOil maintaining a material interest in PRL15. The remaining 1.5536% is held by the IPI Holders (a small group of independent investors).

A Material Interest in a Partnership that Offers Real Benefits

InterOil's Chief Executive Officer, Dr Michael Hession, said: "Oil Search is a logical partner for us in developing these large gas resources. The company has decades of experience in PNG and is nearing production from PNG LNG.

"It is exceptionally rewarding to know that someone as experienced as Oil Search shares our view of the worth of this resource. This not only validates the value of this world class asset in Elk-Antelope but acknowledges the upside in this asset and the surrounding acreage.

"This partnership will enable us to tap these energy resources more quickly and cost-effectively – and that translates into real financial benefits for Papua New Guinea and the shareholders of the companies involved.

"We welcome Oil Search into our development of Elk-Antelope with Total and look forward to an even closer cooperation with the people and Government of Papua New Guinea in the years ahead. This project and the partnership have the clear backing of the Government, ensuring we have a strong and stable foundation to deliver on this outstanding long-term project."

About InterOil

InterOil Corporation is an oil and gas business with a primary focus on Papua New Guinea and the surrounding region. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope in the Gulf Province which is being developed for liquefied natural gas project with Total of France. InterOil owns and operates Papua New Guinea's only oil refinery, and petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil

Houston	Singapore

Wayne Andrews, Vice President Capital Markets	Don Spector, Chief Financial Officer
Wayne.Andrews@InterOil.com	Don.Spector@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts for InterOil

John Hurst, Cannings
jhurst@cannings.net.au
Phone: +61 418 708 663

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the development the proposed LNG Project, the use of gas from the Elk and Antelope fields, expectations regarding the ability to achieve a satisfactory conclusion or any conclusion of the partnering process and the timing of a conclusion of the partnering process, business prospects and strategies. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us, including closing of the proposed LNG partnering with Total SA. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.